VIA EDGAR AND FACSIMILE

September 21, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Grupo Financiero Santander México, S.A.B. de C.V.
Registration Statement on Form F-1
Registration No. 333-183409

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Grupo Financiero Santander México, S.A.B. de C.V. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on September 25, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 10,753 copies of the Preliminary Prospectus dated September 4, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follows]

Very truly yours,

SANTANDER INVESTMENT SECURITIES INC.
UBS SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
  INCORPORATED

As Representatives

By:	SANTANDER INVESTMENT SECURITIES INC.

By:	/s/ Patryck Pimpao
	Name:	Patryck Pimpao
	Title:	Managing Director

By:	/s/ Elias Ehrlich
	Name:	Elias Ehrlich
	Title:	Executive Director

By:	UBS SECURITIES LLC

By:	/s/ Daniel Klausner
	Name:	Daniel Klausner
	Title:	Executive Director

By:	/s/ Chris Chung
	Name:	Chris Chung
	Title:	Executive Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jay Coleman
	Name:	Jay Coleman
	Title:	Managing Director

By:	/s/ Mark Schwartz
	Name:	Mark Schwartz
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory